

July 9, 2010

J. Allen Fine
Chairman and CEO
Investors Title Company
121 North Columbia Street
Chapel Hill, North Carolina 27514

>   **Re: Investors Title Company**
>   **Form 10-K for the fiscal year ended December 31, 2010**
>   **Filed March 15, 2010**
>   **File No. 0-11774**

Dear Mr. Fine:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the fiscal year ended December 31, 2010

Notes to Consolidated Financial Statements
3. Investments in Securities
Valuation Techniques, page 46

1. You disclose that you use pricing services in determining fair values. Consider explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

    •   The nature and amount of assets you valued using prices you obtained from pricing services, along with the classification in the fair value hierarchy;

- The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;
- Whether, and if so, how much and why you and/or your asset class specialists for your portfolio manager adjusted quotes or prices you obtained from brokers or values obtained by other methodologies;
- Whether the broker quotes are binding or non-binding; and
- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with ASC 820 Fair Value Measurements and Disclosures, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

2. Please disclose and quantify the inputs used in your discounted cash flow model to value your student loan auction rate securities that are "unobservable in the market and significant." Please also disclose the credit rating of the auction rate securities, the name the government-sponsored enterprises that have guaranteed these securities and how much each enterprise has guaranteed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant